October 5, 2011
BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)
Ladies and Gentlemen:
On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 30 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).
     In addition to Part C, the Amendment includes the following documents:
1.	Prospectus for Class A shares of each of the Allianz AGIC Micro Cap Fund and Allianz AGIC Ultra Micro Cap Fund (collectively, the “Funds”).

2.	The Statement of Additional Information of the Funds.
The Amendment is being submitted to register Class A shares of each of Allianz AGIC Micro Cap Fund and Allianz AGIC Ultra Micro Cap Fund. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment.
No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-235-4814) or to George B. Raine (at 617-951-7556) of this firm.
Regards,
/s/ Chetan A. Aras
Chetan A. Aras, Esq.

cc:	Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Johnathan C. Mathiesen, Esq. Jessica L. Reece, Esq.